Exhibit 11

Western Pennsylvania Adventure Capital Fund, LLC

Schedule of Computation of Earnings (Loss) Per Common Share/Unit

For the Periods

	January 1, 2004 Through December 31, 2004	January 1, 2003 Through December 31, 2003	January 1, 2002 Through December 31, 2002
Net Income (Loss)	$464,546	$(376,755)	$(630,083)

Weighted Average Number of Common Shares/Units Outstanding	4,222,870	4,222,870	4,223,445

Earnings (Loss) per Common Share/Unit	$0.11	$(0.09)	$(0.15)